[redacted]

09055717

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 26 2009

Washington, DC
110

SEC FILE NUMBER
8-66884

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: YieldQuest Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3280 Peachtree Rd Suite 2600
(No. and Street)

Atlanta (City) GA (State) 30305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Schwartz 404-446-3370
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wade J. Bowden
(Name – *if individual, state last, first, middle name*)

3150 Hwy 278 NW Suite 355 (Address) Covington (City), GA (State) 30014 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Summers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of YieldQuest Securities, LLC, as of February 18, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VALERIA M. JOHNSON
NOTARY PUBLIC
Fulton County
State of Georgia
My Comm. Expires Nov. 14, 2010

Signature

Managing Director

Title

Valeria M Johnson

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YIELDQUEST SECURITIES, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2008 AND INDEPENDENT
AUDITORS' REPORT

Wade J Bowden & Company, P.C.

YIELDQUEST SECURITIES, LLC

Table of Contents

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Members and Directors
YIELDQUEST SECURITIES, LLC

We have audited the statement of financial condition of YieldQuest Securities, LLC as of December 31, 2008 and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of YieldQuest Securities, LLC as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J. Bowden & Company

Atlanta, Georgia
January 28, 2009

3150 HWY 278NW, SUITE 355
COVINGTON, GEORGIA 30014
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

YIELDQUEST SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

CURRENT ASSETS:		
Cash	$	147,251
Deposits with clearing organizations		148,782
Commissions receivable		451,810
Distribution fees receivable		3,551
Employee advances		11,520
Due from member - current		75,000
Rent receivable		622
Due from RIA under common control		18,937
Total current assets		857,473
FURNITURE AND EQUIPMENT		618,871
Less accumulated depreciation		(327,446)
Furniture and equipment - net		291,425
OTHER ASSETS:		
Organizational costs, net of accumulated amortization of $1,520		703
Deposits		25,013
Due from members - long term		76,186
Loan receivable from RIA under common control		118,290
Total other assets		220,192
TOTAL	$	1,369,090

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	179,713
Accrued bonuses payable		23,316
Due to RIA under common control		16,982
Total current liabilities		220,011
LONG-TERM LIABILITY - deferred rent payable		80,949
TOTAL LIABILITIES		300,958
MEMBERS' EQUITY		1,068,132
TOTAL	$	1,369,090

See Independent Auditors' Report and
Notes to Financial Statements.

YIELDQUEST SECURITIES, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

COMMISSIONS	$ 6,079,620
OPERATING EXPENSES:	
Salaries and benefits	2,011,574
Legal and professional fees	1,840,391
Clearing	460,329
Rent	358,839
Research	262,062
Depreciation	76,079
Advertising	72,663
Compliance	71,303
Insurance	52,087
Telephone	42,226
Meals and entertainment	34,249
Fund distribution	33,448
Travel	33,325
Office	22,053
Postage and delivery	18,377
Cleaning and maintenance	12,399
Taxes and licenses	8,636
Printing and reproduction	5,835
Bank charges	3,954
Continuing education	1,863
Amortization	445
Total expenses	5,422,137
Income before other income <expense>	657,483
OTHER INCOME <EXPENSE>:	
Interest	15,711
Trading gains	64,885
Rebate from clearing broker	300,000
Rental income from sublease	72,694
Miscellaneous	11,725
Charitable contributions	(250)
Net other income	464,765
NET INCOME	$ 1,122,248

See Independent Auditors' Report and
Notes to Financial Statements.

YIELDQUEST SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

MEMBERS' EQUITY, JANUARY 1	$	840,488
Net income		1,122,248
2008 member contributions		13,292
2008 member redemption of interest		(5,649)
2008 members distributions		(902,247)
MEMBERS' EQUITY, DECEMBER 31	$	1,068,132

See Independent Auditors' Report and
Notes to Financial Statements.

YIELDQUEST SECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

OPERATING ACTIVITIES:		
Net income	$	1,122,248
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		76,524
Decrease in deposits with clearing organizations		209,934
Increase in commissions receivable		(156,089)
Increase in distribution fees receivable		(3,551)
Increase in rent receivable		(622)
Decrease in prepaid expenses		6,178
Increase in due from RIA under common control		(11,080)
Decrease in deposits		22,500
Increase in accounts payable and accrued expenses		33,066
Decrease in bonuses payable		(27,184)
Decrease in payable to clearing organization		(228,631)
Decrease in due to RIA under common control		(17,466)
Increase in deferred rent		50,128
Net cash provided by operating activities		1,075,955
INVESTING ACTIVITIES:		
Purchase of property and equipment		(6,371)
Increase in due from employees and members		(44,441)
Net cash used by investing activities		(50,812)
FINANCING ACTIVITIES:		
Loan receivable from RIA under common control		(118,290)
Member contributions		13,292
Member redemptions		(5,649)
Member distributions		(902,247)
Net cash used by financing activities		(1,012,894)
NET INCREASE IN CASH		12,249
CASH AT BEGINNING OF YEAR		135,002
CASH AT END OF YEAR	$	147,251

See Independent Auditors' Report and
Notes to Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
YieldQuest Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and FINRA. The Company is a Georgia limited liability company (LLC).

Basis of Presentation
The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services.

Income Taxes
The Company is a limited liability company for income tax reporting purposes, and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Estimates
The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation and Amortization
Depreciation is computed on the same basis that the Company uses for its partnership income tax returns, on a tax basis. This basis encompasses using the modified accelerated cost recovery system (MACRS) using useful lives of five to thirty one years. The difference between the tax basis used and depreciation in accordance with generally accepted accounting principles was deemed immaterial. Amortization is provided on a straight-line basis using an estimated useful life of five years.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The transactions recorded on a settlement-date basis will not be materially different from the trade-date basis.

Concentration of Credit Risk
The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

2. **DEPOSITS WITH CLEARING ORGANIZATIONS**

The amounts deposited with clearing organizations for the year ended December 31, 2008 is $148,782. The Company clears all of its customer transactions through a broker-dealer independent of the Company on a fully disclosed basis.

3. **COMMISSIONS RECEIVABLE**

Commission revenue is derived as the Company acting as an agent buying and selling securities on behalf of its customers. In return for such services, the Company charges a commission. Each time a customer enters into a buy or sell transaction a commission is earned by the Company for its selling and administrative efforts. Commissions receivable for the year ended December 31, 2008 is $451,810.

4. **COMMITMENTS**

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Aggregate annual rentals for office space at December 31, 2008 are as listed below:

Year Ending December 31:		
2009	$	500,626
2010		412,879
2011		421,890
2012		431,151
2013		440,737
Thereafter		680,078
	$	2,887,361

A portion of the aggregate annual rentals shown above includes 100% of the rental obligation for facilities shared by the Company and YieldQuest Advisor's, LLC (the RIA). The Company and the RIA each pay a portion of the rental expense for such facility based on a management expense sharing agreement, see also note 8. The Company's aggregate rent expense for the year ended December 31, 2008 is $358,839.

In October, 2007, the Company moved to new facilities signing a 90 month lease. As incentive for the Company to move, the landlord provided free rent for the the first six months of occupancy. Starting in October, 2007, rent expense was recorded based on the total rental commitment of 90 months. Due to the free rent term, however, there was a difference in the expense recorded and the actual rent remitted. The difference between the expense and the rent remitted is recorded as deferred rent on the statement of financial condition. As of December 31, 2008, deferred rent is $80,949.

The Company subleases its former office space. The sublease ends September 30, 2009. The Company received $72,694 in rental income for the year ended December 31, 2008. Rent receivable as of December 31, 2008 was $622.

5. OTHER INCOME <EXPENSE>

The Company entered into a 5 year, exclusive agreement with their clearing broker-dealer. A penalty would be charged if the Company chose to terminate their relationship with the clearing broker within the first five years as follows. If terminated:

On or before March 31, 2009	$	500,000
On or before March 31, 2010	$	400,000
On or before March 31, 2011	$	300,000
On or before March 31, 2012	$	200,000
On or before March 31, 2013	$	100,000

With execution of this agreement, the Company was given a one-time rebate from the clearing broker-dealer of $300,000 which is reflected on the statement of operations.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $426,859, which was $326,859 in excess of its required net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was 82%.

7. EXEMPTIVE PROVISION

The Company meets all of the requirements for exemption from SEC Rule 15c3-3 with regard to the computation for determination of reserve requirements. The Company does not hold funds or securities for, or owe money or securities to, customers.

8. RELATED PARTY TRANSACTIONS

A member was granted a short-term loan from the Company. The amount owed as of December 31, 2008 is $75,000 and is reflected on the statement of financial condition as due from member - current.

Included in accounts payable was $104,000 payable to a company under common control that provides marketing and research services to the Company. Total payments for the year to the company under common control was $1,589,139 and is included on the statement of operations as legal and professional fees.

In December, 2008, one key employee was offered a fractional interest (0.21%) in the Company. The offer was accepted and the new member contributed $13,292 for his respective interest and is included on the statement of changes in members' equity as member contributions.

In November, 2008 one member left the Company. In accordance with the Company's operating agreement, the Company paid $5,649 for her interest, which was subsequently retired. The redemption is reflected on the statement of changes in members' equity as member redemption of interest.

Total distributions to members during 2008 was $902,247 and is reflected on the statement of changes in members' equity. Members received compensation of $1,435,287 during 2008 and is included on the statement of operations as salary and benefits. Additionally, accrued bonuses to members of the Company were $23,316 which are reflected on the statement of financial condition.

The Company and YieldQuest Advisors, LLC (the RIA), a company under common control, share office space and have entered into a management expense sharing agreement (Agreement). Certain shared expenses are allocated between the the Company and the RIA based on square footage utilized by each company respectively. Expenses paid by the RIA in which the Company owes reimbursement is $16,982 which is reflected as due to RIA under common control on the statement of financial condition. Expenses paid by the Company in which the RIA will reimburse the Company is $18,937 reflected on the statement of financial condition as due from RIA under common control.

In addition, the Company made a working capital loan to the RIA under common control for $118,000. The loan is payable on demand and interest accrues monthly at the Internal Revenue Service published long term applicable federal rate (AFR). Accrued interest receivable is $290 as of December 31, 2008 and is included in the statement of financial condition as part of the loan receivable balance.

YIELDQUEST SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2008

	SCHEDULE 1
TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 1,068,132
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets:	
Furniture and equipment - net	(291,426)
Employee advances	(11,520)
Due from members	(151,186)
Distribution fees receivable	(3,551)
Rent receivable	(622)
Due from RIA under common control	(137,227)
Organizational costs - net	(703)
Deposits	(25,013)
15c3-1(f) securities	(20,025)
NET CAPITAL	$ 426,859
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	179,712
Accrued bonuses payable	23,316
Due to RIA under common control	16,982
Deferred rent payable	80,949
Cash overdraft	50,846
Total aggregate indebtedness	351,805
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	100,000
Excess net capital	326,859
Excess net capital at 1,000 percent	391,678
Percentage of aggregate indebtedness to net capital	82%

There is no difference in the above computation and the Company's net capital, as reported in the Company's Part II (unaudited) FOCUS report as of December 31, 2008.

See Independent Auditors' Report

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL
REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3

To the Members and Directors
YieldQuest Securities, LLC

In planning and performing our audit of the financial statements and supplementary schedule of YieldQuest Securities, LLC (the "Company"), as of and for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3150 HWY 278NW, SUITE 355
COVINGTON, GEORGIA 30014
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Wade J. Bowden & Company

Atlanta, Georgia
January 28, 2009

WESTPARK CAPITAL, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2008

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS

WESTPARK CAPITAL, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2008